KENSINGTON CAPITAL CORP.
Statements of Changes in Financial Condition
For the Year Ended December 31, 2015

Cash flows from operating activities		
Net Income (Loss)	$	(7,410)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		516
Changes in assets and liabilities:		
(Increase) decrease in:		
Securities		36,117
Due to/from Broker		9,018
Prepaid Expenses		463
Increase(decrease) in:		
Accrued Expenses & Payroll Taxes		8,936
Accrued Salaries		(19,074)
Total adjustments		35,976
Cash flows from financing activities		
Purchase of Fixed Assets		0
Money Market		-
Net cash used by financing activities		-
Net decrease in cash and equivalents		28,566
Cash and equivalents, beginning		53,273
Cash and equivalents, ending	$	81,839

See Accountants' Report and Notes to Financial Statements